HIT Performance Tops Benchmark for 2008

Morningstar Places HIT Among “Top 10 Managers”for 5-year Period

The AFL-CIO Housing Investment Trust earned positive net returns and outperformed its benchmark through its investments in union-built housing in 2008, despite unprecedented market turmoil. That strong performance earned the Trust a national ranking by Morningstar as one of the “Top 10 Managers” in its class for the 5-year period ending December 31, 2008.

“Looking at the Trust’s record in 2008, we can see that the philosophy of prudent, socially responsible investing has value for investors in these challenging times,” said Chang Suh, Executive Vice President and Chief Portfolio Manager of the Trust.

“The Trust’s achievements, despite the severe economic decline, are a source of pride for the union movement,” declared AFL-CIO President John Sweeney, who serves on the Trust’s Board of Trustees. “Continuing support from union members and their pension plans has enabled the Trust to maintain its job-generating, community-building investments at a time when they are acutely needed.” HIT-financed projects that were committed for financing or under construction during 2008 represent the construction, rehabilitation or preservation of 4,300 housing units and more than 4,800 union jobs in construction and related industries.

The HIT’s ranking as a “Top 10 Manager” was reported in Pensions & Investments on February 23, 2009. Morningstar ranked the HIT sixth in the category of U.S. Intermediate Duration Collective Investment Trusts based on returns for the five-year period ended December 31, 2008.

The “Top 10 Manager” rankings were provided to Pensions & Investments by Morningstar, using Morningstar’s Principia Separate Account database. The ranking is based on gross returns for the five-year period ended December 31, 2008, and reflects no deduction for expenses. Please see the chart below for HIT net performance information that does reflect deductions for expenses. The rankings compared 59 funds included in Morningstar’s Intermediate Government Bond and Intermediate-Term Bond categories based on performance results self-reported to Morningstar. The findings can be viewed on the Pension & Investments website at: http://www.pionline.com/apps/pbcs.dll/article?AID=/20090223/CHART/302239983/-1/TOPPERFORMINGMANAGERS

The performance data quoted represents past performance. Past performance is no guarantee of future results. Economic and market conditions change, and both will cause investment return, principal value, and yield to fluctuate so that a participant’s units, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end is available by following this link.

Gross performance figures do not reflect the deduction of HIT expenses. Information about HIT expenses can be found on page 9 of the 2008 annual report and page 6 of the HIT’s current prospectus.

The Barclays Capital (formerly Lehman Brothers) Aggregate Bond Index is an unmanaged index and is not available for direct investment. Its returns would be lower if they reflected the expenses associated with the active management of an actual portfolio.

This article is an advertisement only for the HIT and not for any other investment vehicle. This should not be deemed an offer to sell or a solicitation of an offer to buy shares of any of the other investment vehicles listed/described in the Pensions & Investments table referenced above.